March 10, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Re:	Valeritas, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-202057)
Ladies and Gentlemen:
In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Valeritas, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced registration statement on Form S-1, as thereafter amended, together with all exhibits and amendments thereto (the “Registration Statement”).  No securities were sold pursuant to the Registration Statement.

The Registration Statement was filed and last amended over a year ago. The market conditions have been such that the offering of Registrant’s common stock will not be consummated, and there have been no public offering activities by the Registrant for at least the last several months. Therefore, the Registrant will not seek to have the Registration Statement declared effective and hereby requests that it should be withdrawn and that an order be issued granting this request as soon as is practicable. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.
The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Valeritas, Inc., 750 Route 202 South, Suite 600, Bridgewater, NJ 08807, facsimile number (908) 927-9927, with a copy to the Registrant’s counsel, Morgan, Lewis & Bockius LLP, Attn: Emilio Ragosa, 502 Carnegie Center, Princeton, NJ 08540, facsimile number (609) 919-6701.
If you have any questions with respect to this request, please contact Emilio Ragosa of Morgan, Lewis & Bockius LLP at (609) 919-6633.

Sincerely,

VALERITAS, INC.

/s/ John Timberlake
John Timberlake President & CEO